Exhibit 99.17

PRESS RELEASE

TotalEnergies becomes Official Partner of the Tour de France and specifies its cycling partnerships

Paris, June 26, 2025 – TotalEnergies announces the signing of an official Tour de France partnership in the Energy category for seasons 2026 to 2028. On the sporting front, the company is delighted that Team TotalEnergies, led by Jean-René Bernaudeau, will take part in the Tour de France 2025.TotalEnergies has also finalized a jersey sponsorship deal with INEOS Grenadiers.

TotalEnergies becomes a new partner of the Tour, one of the French people’s favorite sporting events

Starting with the 113th Tour de France, in 2026, and for three seasons, TotalEnergies will be the Official Partner to the Tour de France and the Women’s Tour de France, alongside Zwift in the Energies category.

For a popular brand like TotalEnergies, the Tour de France represents an outstanding opportunity to get close to the French people who share a passion for cycling. The Company has deep roots in the French regions, with its 3,300 service stations that welcome 1 million customers every day and 6 million electricity and gas customers. Employees, customers, partners, fans: TotalEnergies wants to involve everyone in this partnership to share in the joy of this event.

Starting in 2026, TotalEnergies will put on a major promotional campaign and activities in the Tour de France’s publicity caravan for the 21 stages of the Grande Boucle and the 9 stages of the women's race. Every summer, over 12 million people line the French roads to wait for the caravan, including many TotalEnergies customers.

Patrick Pouyanné, Chairman and CEO of TotalEnergies, commented: “As TotalEnergies serves the French people every day,we are thrilled to be one of the official partners of France's most popular sporting event, taking us deep into the regions where 33,000 of our employees live and work and where we have been operating for a hundred years. At TotalEnergies, we love the Tour de France! This is an exceptional opportunity to get out and meet millions of French people every year.”

Team TotalEnergies at the start of the Tour de France 2025

The TotalEnergies Team adventure continues at the 2025 Tour de France. For the 26th consecutive year, Jean-René Bernaudeau's team will take part in the Grande Boucle, which kicks off in Lille on July 5. TotalEnergies will remain the title sponsor of the Vendée-based team for the upcoming season.

Patrick Pouyanné added: “We are happy that Team TotalEnergies has been invited to take part in the 2025 Tour and we hope to relive the same emotion than when Anthony Turgis won a stage last year! As it has been since 2016, TotalEnergies will stand by Jean-René Bernaudeau's team, to whom we have already confirmed our support for the 2026 season and our intent to engage discussions for 2027 after the Tour de France.”

Visibility on the INEOS Grenadiers’ jersey in the 2025 Tour de France

Building on the strong existing industrial relationship between INEOS and TotalEnergies, on a global scale, and in particular in the framework of the Amiral project in Saudi Arabia, TotalEnergies has finalized a sponsorship deal for the INEOS Grenadiers’ jersey, starting at this year’s Tour de France.

TotalEnergies confirms that its agreements with these two cycling teams are strictly commercial and exclude any influence and/or interference in sporting matters and race strategies. The Company is implementing internal rules to ensure this separation and the full independence of both teams. A principle the UCI will monitor in accordance with its regulation.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).